Vizsla Expands Napoleon Resource Area and Outlines High-Grade Footprint

(VZLA-TSX-V)

VANCOUVER, BC, Dec. 8, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide additional results from twenty one new drill holes targeting the Napoleon Vein resource area ("Napoleon") at its flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

Highlights

      Drilling has now defined a higher-grade precious metals rich footprint at Napoleon measuring approximately 1,000 metres long by an average 400 metres deep with an average true width of 3.86 metres. Based on 106 holes completed to date, the higher-grade footprint hosts an uncut, undiluted weighted average grade of 453 g/t AgEq (148 g/t silver, 2.90 g/t gold, 0.46% lead and 1.44% zinc)
      The greater Napoleon Vein resource area, including the higher-grade footprint, now measures approximately 1,820 metres long by approximatly 300 metres average depth with an average true width of 3.36 metres. Based on a total of 159 holes, the greater Napoleon resource area has an uncut, undiluted weighted average grade of 421 g/t AgEq (142 g/t silver, 2.62 g/t gold, 0.46% lead and 1.39% zinc)

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Vizsla President and CEO Michael Konnert commented: "As we rapidly approach the deadline for drilling to be incorporated into the maiden Panuco resource estimate, anticipated in Q1 2022, new results from the Napoleon Vein continue to demonstrate the exceptional size and grade of the underlying system. Large step-outs have now expanded the zone's greater mineralized footprint to over 1,800 metres along strike with a notable higher-grade precious metals rich subzone developing over 1,000 metres to the south and below the discovery hole. This near-surface high-grade subzone hosts multiple intercepts over 1,000 g/t AgEq and reamains open to the south and at depth "

Longitudinal section of the entire main Napoleon prospect with all holes labelled and selected intersections shown. (CNW Group/Vizsla Silver Corp.)

Longitudinal section from the southern half of the Napoleon prospect with all holes labelled and selected intersections shown. Scale bar identifies extent of the higher-grade panel of mineralization. (CNW Group/Vizsla Silver Corp.)

Plan map of the main Napoleon Corridor resource area highlighting recent drilling. (CNW Group/Vizsla Silver Corp.)

Napoleon Drilling Detail

Napoleon drilling continues to highlight one long continuous panel of mineralization, now traced over 1,820 metres of total strike length. A higher-grade footprint, developing to the south of discovery hole NP-20-07, is marked by multiple intercepts grading over 1,000 g/t AgEq. Newly reported holes within this area further emphasise a shallowly plunging panel of higher-grade mineralization dipping ~20o to the south.

The higher-grade footprint is a relatively wide, precious metals rich, subzone extending from the original discovery area to the south (Figure 2). This near-surface higher-grade footprint has an average vein width of 3.9 metres with an uncut, undiliuted weighted average grade of 453 g/t AgEq (148 g/t silver, 2.90 g/t gold, 0.46% lead and 1.4% zinc). The high-grade footprint currently spans ~1,000 metres along strike to an average depth of 400 metres. However, locally, mineralization has been traced down to 450 metres below surface marked by previously reported hole NP-21-189B. Mineralization remains open to depth and to the south.

To the north of the original discovery area, towards Papayo, medium grade mineralization is observed to be relatively narrow compared to the higher-grade footprint (1.8 mTw vs 3.9 mTw), extending to the far north of Napoleon (Figure 1). In total, the greater Napoleon Vein resource area, including the higher-grade footprint, now covers an area ~1,820 metres long by 300 meters deep with an average vein width of 3.36 metres and an uncut, undiltuted weighted average grade of 421 g/t AgEq (142 g/t silver, 2.62 g/t gold, 0.46% lead and 1.39% zinc). The greater Napoleon Vein ore density is estimated at 2.72 tonnes/cubic metre based from results of 49 samples analysed.

Complete table of Napoleon Resource Area Intersections

Drillhole	From (m)	To (m)	Estimated true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Silver Equivalent (g/t)	Zone
NP-21-165	25.50	26.55	0.82	4.00	9	0.02	0.04	383	OdA
NP-21-166	No Significant value								OdA
NP-21-168	292.25	306.25	5.76	0.81	56	0.84	2.55	206
NP-21-169	No Significant value
NP-21-171	123.55	125.05	1.21	2.25	26	0.00	0.00	234	OdA
NP-21-174	162.50	163.50	0.72	0.19	156	0.06	0.32	173	OdA
NP-21-177	No Significant value								OdA
NP-21-178	228.15	241.25	10.69	1.21	220	0.41	0.77	347
Incl.	237.00	241.25	3.47	2.81	469	0.66	1.17	746
NP-21-180	240.65	242.45	1.74	0.29	206	0.01	0.04	222	OdA
NP-21-181	462.00	463.10	0.74	1.72	9	0.21	0.26	179
NP-21-182	No Significant value
NP-21-184	358.85	363.25	1.63	2.69	33.6	0.19	2.16	337
NP-21-185	50.00	52.85	2.52	0.54	156	0.16	0.29	207	OdA
NP-21-187	394.40	397.20	1.80	0.37	15	0.09	3.15	124
NP-21-188	No Significant value
NP-21-189B	591.00	597.00	3.21	0.40	20	0.45	2.74	129	Papayo
NP-21-191	545.20	547.90	0.80	0.29	148	0.25	3.44	251
NP-21-192A	143.60	145.50	1.14	4.75	128	1.20	2.53	650	Papayo
NP-21-193	71.45	73.60	1.06	0.44	60	0.08	0.15	103
NP-21-194	113.65	114.30	0.39	7.76	286	1.68	3.42	1,110	Papayo
NP-21-198	85.25	88.50	2.90	0.76	210	2.22	1.84	362	Papayo

Table 1: Drillhole intersections from the Napoleon Vein Resource area not previously reported

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-21-165	403,634	2,586,038	407	-42.0	268.0	121.0
	NP-213-166	403,634	2,586,038	407	-62.0	268.0	160.5

	NP-21-168	403,502	2,586,975	426	-66.5	260.5	351.9
	NP-21-169	403,648	2,586,135	397	-65.0	270.0	223.5
	NP-21-171	403,630	2,586,198	403	-40.0	290.0	176.6
	NP-21-174	403,630	2,586,199	402	-55.5	283.0	215.0
	NP-21-177	403,630	2,586,199	403	-65.0	283.0	260.0
	NP-21-178	403,497	2,587,577	486	-40.4	272.7	294.0
	NP-21-180	403,698	2,586,196	410	-62.0	283.0	360.0
	NP-21-181	403,636	2,586,957	478	-59.0	261.5	516.0
	NP-21-182	403,497	2,587,577	486	-49.9	272.0	300.9
	NP-21-184	403,572	2,587,015	449	-61.0	267.0	420.0
	NP-21-185	403,556	2,586,310	416	-41.0	270.0	111.0
	NP-21-187	403,711	2,586,773	445	-49.0	255.0	498.0
	NP-21-188	403,421	2,588,099	575	-47.5	266.0	294.8
	NP-21-189B	403,763	2,587,027	488	-51.0	267.0	642.0
	NP-21-191	403,711	2,586,773	445	-55.0	266.0	595.5
	NP-21-192A	403,246	2,588,229	515	-68.5	274.0	300.0
	NP-21-193	403,224	2,588,171	524	-56.0	268.4	298.5
	NP-21-194	403,246	2,588,229	515	-60.0	312.0	201.0
	NP-21-198	403,327	2,587,986	548	-37.0	244.0	168.0

Table 2: Drill hole details. Coordinates in WGS84, Zone 13

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754.1-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Note: Two new claims have been acquired adding 149.9 hectares of new area. 4,103.5 hectares previously reported as part of the Panuco project have been removed from the total hectares due to 4 claims being located at a significant distance from the project. These hectares remain as 100% owned by Vizsla Silver.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CNW 06:30e 08-DEC-21